SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission [redacted]
100 F Street, N.E.
Washington, D.C. 20549
USA

09046649

SUPPL

July 8, 2009

Our contact
Marianne Bergström

SEC
Mail Processing
Section

JUL 16 2009

Washington, DC
122

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published July 8, 2009.

Best regards,
Skanska AB

Marianne Bergström

Published	**Item**	**Document name**	**Required by**
July 8, 2009	Press Release	Skanska to construct BART rail extension in Bay Area, California, for about USD 62 M, SEK 480 M	law and by the listing agreement with Stockholm Stock Exchange
July 8, 2009	Press Release	Skanska secures railway project in Czech Republic valued at SEK 1.1 billion, or CZK 2.76 billion	law and by the listing agreement with Stockholm Stock Exchange

dlw 7/28

SKANSKA

Press Release

July 8, 2009
08:30 am CET

Skanska to construct BART rail extension in Bay Area, California, for about USD 62 M, SEK 480 M

Skanska has been contracted to build a rail extension for the Bay Area Rapid Transit (BART) southeast of San Francisco. The contract totals USD 137 M, about SEK 1 billion. Skanska's portion is 45 percent, corresponding to approximately USD 62 M, SEK 480 M, which is included in order bookings for the second quarter. The contract is included in the earlier reported order bookings for the period up until May in the second quarter. The customer is BART.

The contract covers construction of approximately 2-kilometers of the extension of the railway from Fremont BART Station to Warm Springs in the southern Bay Area. The extension will be partly underground in a cut-and-cover tunnel and also pass under the track for Union Pacific Railroad freight trains. About one kilometer of the stretch will be constructed at the surface level.

The assignment includes two large ventilation structures, pump stations and a number of other installations. In addition, the project includes relocation of a number of amenities within Fremont Central Park, for example a dog park, basketball courts and parking.

Work on site will begin in August and the project is scheduled to be completed in 2013.

Skanska previously constructed the San Francisco International Airport Rail Extension and two subway stations for BART.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,200 employees and operations in the eastern U.S., Colorado and California. Skanska USA Civil's revenues amounted to about SEK 11.5 billion in 2008.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Per-Lennart Berg, Press Spokesperson, Skanska, tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

July 8, 2009
08:45am CET

Skanska secures railway project in Czech Republic valued at SEK 1.1 billion, or CZK 2.76 billion

Skanska has secured an assignment to upgrade a railway in the Czech Republic. Skanska's share of the contract amounts to CZK 2.76 billion, or about SEK 1.1 billion, which will be included in order bookings for the second quarter. The customer is the Czech Rail Administration. The project will be financed with support from the EU and the Czech infrastructure fund.

The project comprises a 21-kilometer stretch of the railway between Prague and Plzen in the western area of the Czech Republic. The renovation will enable trains to travel at speeds of up to 160 km/h. The assignment includes the new construction of four bridges and the renovation of 24 bridges, three stations, three platforms and installations and noise protection.

Work will commence in the summer and be completed by October 2012.

The assignment will be executed by a consortium led by Skanska. The total contract is valued at about CZK 4 billion, of which Skanska has a 70-percent share. The consortium also includes two Czech construction companies.

Skanska Czech Republic, which is the country's largest construction company, had sales in 2008 of about SEK 13 billion. The company has 6,700 employees in the Czech Republic and Slovakia. Skanska is also active in the Czech Republic in the development of office buildings through Skanska Commercial Development Europe.

For further information please contact:

Jan Hrabovský, Responsible for PR, Skanska Czech Republic,
tel +420 737 255 016
Per-Lennart Berg, Press Spokesman, Skanska, tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.